25001969

SEC Mail Processing
FEB 28 2025
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
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| 8-51965 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Martin Wolf Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7000 E. Shea Blvd, Suite E130
(No. and Street)

| Scottsdale | AZ | 85254 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Martin Wolf | 925-355-0110 | mwolf@martinwolf.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

| 80 Washington Street, Bldg S | Norwell | MA | 02061 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 2/24/09 | 3373 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Martin Wolf, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Martin Wolf Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GLADIS SOTO
Notary Public - Arizona
Maricopa County
Commission # 656693
My Comm. Exp. September 20, 2027

Signature:

Title:
President

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## NOTARIAL ACKNOWLEDGMENT

State of Arizona )
)
County of Maricopa )

On this 27 day of January, 2025 before me personally appeared Martin Wolf, whose identity was proven to me on the basis of satisfactory evidence to be the person who he or she claims to be, and acknowledged that he or she signed the above/attached document.

GLADIS SOTO
Notary Public - Arizona
Maricopa County
Commission # 656693
My Comm. Exp. September 20, 2027

Notary Public
My Commission Expires: September 20, 2027

# Martin Wolf Securities, LLC

## Annual Audit Report

## December 31, 2024

# Martin Wolf Securities, LLC

# December 31, 2024

## Table of Contents

LMHS, P.C.
*Certified Public Accountants and Advisors*

***Report of Independent Registered Public Accounting Firm***

To the Member
Martin Wolf Securities, LLC
Scottsdale, Arizona

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Martin Wolf Securities, LLC, as of December 31, 2024, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Martin Wolf Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Martin Wolf Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The supplemental information appearing on pages 12 and 13 has been subjected to audit procedures performed in conjunction with the audit of Martin Wolf Securities, LLC's financial statements. The supplemental information is the responsibility of Martin Wolf Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C

LMHS, P.C.

We have served as the Martin Wolf Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 26, 2025

# Martin Wolf Securities, LLC

## Statement of Financial Condition

## December 31, 2024

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 169,861 |
| Accounts receivable, net of allowance | | 1,213,326 |
| Prepaid expense | | 1,461 |
| **Total Assets** | $ | 1,384,648 |
| | | |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 26,673 |
| Deferred revenue | | 16,352 |
| Due to member | | 7,669 |
| **Total Liabilities** | | 50,694 |
| **Member's Equity** | | 1,333,954 |
| **Total Liabilities and Member's Equity** | $ | 1,384,648 |

See accompanying notes.

## Martin Wolf Securities, LLC

### Statement of Income

### For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Revenue** | | |
| Investment banking fees | $ | 3,329,843 |
| Interest and other income | | 89,737 |
| **Total Revenue** | | 3,419,580 |
| **Expenses** | | |
| Bad debt expense | | 187,500 |
| Professional fees | | 142,327 |
| Regulatory fees | | 11,707 |
| Operating expenses | | 83,828 |
| **Total Expenses** | | 425,362 |
| **Net Income** | $ | 2,994,218 |

See accompanying notes.

## Martin Wolf Securities, LLC

### Statement of Changes in Member's Equity

### For the Year Ended December 31, 2024

| | | |
|---|---|---|
| January 1, 2024 | $ | 1,041,400 |
| Distributions | | (2,701,664) |
| Net income | | 2,994,218 |
| **December 31, 2024** | $ | 1,333,954 |

See accompanying notes.

# Martin Wolf Securities, LLC

## Statement of Cash Flows

## For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ | 2,994,218 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in: | | |
| Accounts receivable, net of allowance | | (298,834) |
| Prepaid expenses | | (17) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 5,970 |
| Unearned income | | (9,481) |
| Due to member | | 7,669 |
| **Net Cash Provided by Operating Activities** | | 2,699,525 |
| **Cash Flows from Financing Activities** | | |
| Distributions | | (2,701,664) |
| **Net Cash Used in Financing Activities** | | (2,701,664) |
| **Net decrease in Cash and Cash Equivalents** | | (2,139) |
| Cash and cash equivalents at beginning of year | | 172,000 |
| **Cash and Cash Equivalents at End of Year** | $ | 169,861 |

See accompanying notes.

# Martin Wolf Securities, LLC

# December 31, 2024

## 1. Organization

Martin Wolf Securities, LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. In 2018, the Company became an Arizona limited liability company. The Company is a wholly owned subsidiary of Martin Wolf Associates Inc. ("MWA") and operates in Scottsdale, Arizona. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

### Accounts Receivable

The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. The Company does not have an allowance for doubtful accounts at December 31, 2024. Included in Accounts Receivable at December 31, 2024, is a success fee totaling $590,000 related to an agreement that was terminated in November,2024. As of the report date, this success fee is being disputed. Management has represented that the revenue is fully earned, and the Company is likely to receive compensation in excess of the amounts recorded in Accounts Receivable as of December 31, 2024. Management expects the settlement to take place at their mediated date, March 27, 2025.

### Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

### Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting

**Segment Reporting (continued)**

policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 79% of its total revenues from three single external customers in 2024.

**Leases**
The Company accounts for leases under Accounting Standards Update (ASU) 2016-02, Leases (ASC Topic 842) and subsequent amendments. ASC 842 affects all companies that enter into lease arrangements with certain exclusions under limited scope limitations. Under ASU 2016-02, an entity recognizes right-of-use assets and lease obligations on its balance sheet for all leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases or remaining lease terms of 12 months or less are exempt from being capitalized. As of December 31, 2024, the Company did not hold any leases with a term greater than 12 months.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Income Taxes**
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2019.

**3. Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

| | |
|---|---|
| Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. |
| Level 2 | Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. |
| Level 3 | Unobservable inputs for the asset or liability. |

**Determination of Fair Value**
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

**4. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2024, the Company's net capital was $119,167 which exceeded the requirement by $114,167 and the Company's ratio of aggregate indebtedness of $50,694 to net capital was 43%.

**5. Risk Concentration**

Due to the nature of the merger and acquisition business, the Company's investment banking fees during the year were primarily the result of a few transactions. Approximately 79% of revenue was generated from three customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

**6. Related Party Transaction**

MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. At December 31, 2024, $7,669 was due to MWA for reimbursable expenses collected on its behalf.

**7. Revenue from Contracts with Customers:**

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

## 7. Revenue from Contracts with Customers (Continued):

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

**Investment banking fees:** The Company provides advisory services on mergers and acquisitions (M&A). The fees are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on a percentage of the transaction value. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

**Success fees:** The Company recognizes success fees at a point in time when a transaction is completed. Success fees are typically variable and recognized at a point in time when the customer obtains the control and benefit of service and the related performance obligation been satisfied.

**Commitment and retainer fees:** Commitment and retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's customers simultaneously receive and consume the benefits of those services as they are provided.

**Expense reimbursement and interest income:** The Company recognizes revenue from expense reimbursements on a gross basis and includes this income in interest and other income on the accompanying statement of income.

*Disaggregated Revenue from Contracts with Customers*

The following table presents revenue by major source for the year ended December 31, 2024:

| | |
|---|---|
| Revenues from contracts with customers: | |
| Investment banking fees | |
| Success fees | $ 2,720,584 |
| Commitment and retainer fees | 609,259 |
| Expense reimbursement and interest income | 89,737 |
| Total revenue | $ 3,419,580 |

*Contract Balances*

Income is recognized upon completion of the related performance obligation when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $914,493 and $1,213,326 as of January 1, 2024 and December 31, 2024 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue related to contracts with customers totaled $25,883 and $16,352 as of January 1, 2024 and December 31, 2024 respectively.

Direct costs to obtain or fulfill a contract are evaluated under the criteria for capitalization. There were no capitalized costs at December 31, 2024.

**8. Contingent Liabilities**

The Company has certain contingent liabilities and is a party to various claims arising in the ordinary course of business. Management, after consultation with legal counsel, is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

**9. Subsequent Events**

The Company has evaluated subsequent events through February 26, 2025, the date which the financial statements were issued. During the months of January and February 2025, the Company had member's equity withdrawals totaling $70,000.

## *SUPPLEMENTAL INFORMATION*

## Martin Wolf Securities, LLC
### Schedule I

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### As of December 31, 2024

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ | 1,333,954 |
| Less: Non-allowable assets | | |
| Accounts receivable | | 1,213,326 |
| Prepaid expenses | | 1,461 |
| Total non-allowable assets | | 1,214,787 |
| Net capital before haircuts | | 119,167 |
| Less: haircuts | | 0 |
| **Net Capital** | $ | 119,167 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $50,694 or $5,000, whichever is greater | | 5,000 |
| **Excess Net Capital** | $ | 114,167 |
| Aggregate Indebtedness | $ | 50,694 |
| Ratio of Aggregate Indebetdness to Net Capital | | 43% |

**Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A5 as of December 31, 2024)**

**There were no material differences noted in the Company's net capital computation at December 31, 2024**

See Report of Independent Registered Public Accounting Firm.

# Martin Wolf Securities, LLC
## Schedule II and III

### Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### For the Year Ended December 31, 2024

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

### Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

### For the Year Ended December 31, 2024

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items'to report under the requirements of this Rule.

LMHS, P.C.
*Certified Public Accountants and Advisors*

***Report of Independent Registered Public Accounting Firm***

To the Member
Martin Wolf Securities, LLC
Scottsdale, Arizona

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Martin Wolf Securities, LLC stated that Martin Wolf Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Martin Wolf Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Martin Wolf Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2024, without exception. Martin Wolf Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Martin Wolf Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C

LMHS, P.C.

We have served as Martin Wolf Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 26, 2025

martinwolf

GLOBAL M&A ADVISORS

# 15c3-3 EXEMPTION REPORT

February 26, 2025

I, Martin D. Wolf, President of Martin Wolf Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in merger and acquisition advisory services and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2024 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Martin D. Wolf
President

MDW/lty

7000 East Shea Blvd
Suite E130
Scottsdale, AZ 85254

925.355.0110 P
martinwolf.com

LMHS, P.C.
*Certified Public Accountants and Advisors*

**SEC Mail Processing**

FEB 2 8 2025

**Washington, DC**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES**

To the Member
Martin Wolf Securities, LLC
Scottsdale, Arizona

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Martin Wolf Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Martin Wolf Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

SEC Mail Processing
FEB 28 2025
Washington, DC

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

*MEMBER NAME* MARTIN WOLF SECURITIES LLC

*SEC No.* 8-51965

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

| | | | |
|---|---|---|---|
| 1 | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 3,419,580.00 |
| 2 | Additions: | | |
| a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| b | Net loss from principal transactions in securities in trading accounts. | | |
| c | Net loss from principal transactions in commodities in trading accounts. | | |
| d | Interest and dividend expense deducted in determining item 1. | | |
| e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| g | Net loss from securities in investment accounts. | | |
| h | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| 3 | Add lines 1 and 2h | | $ 3,419,580.00 |
| 4 | Deductions: | | |
| a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| b | Revenues from commodity transactions. | | |
| c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| d | Reimbursements for postage in connection with proxy solicitations. | | |
| e | Net gain from securities in investment accounts. | | |
| f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| h | Other revenue not related either directly or indirectly to the securities business. | $ 82,161.00 | |

***Deductions in excess of $100,000 require documentation***

| | | | |
|---|---|---|---|
| 5 a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 82,161.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2024

| | | | | |
|---|---|---|---|---|
| 7 | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.** | | | $ 3,337,419.00 |
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 5,006.00 |
| 9 | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | General assessment from last filed 2024 SIPC-6 or 6A | | $ 3,290.00 | |
| 11 a | Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) | $ 0.00 | | |
| b | Any other overpayments applied | $ 0.00 | | |
| c | All payments applied for 2024 SIPC-6 and 6A(s) | $ 3,290.00 | | |
| d | Add lines 11a through 11c | | $ 3,290.00 | |
| 12 | **LESSER** of line 10 or 11d. | | | $ 3,290.00 |
| 13 a | Amount from line 8 | | $ 5,006.00 | |
| b | Amount from line 9 | | $ 0.00 | |
| c | Amount from line 12 | | $ 3,290.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** | | | $ 1,716.00 |
| 14 | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 1,716.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-51965 | DEA: FINRA | 2024 | Dec |

*MEMBER NAME* MARTIN WOLF SECURITIES LLC
*MAILING ADDRESS* 7000 E SHEA BLVD STE E130
SCOTTSDALE, AZ 85254

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| MARTIN WOLF SECURITIES LLC | MARTIN WOLF |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/10/2025 | mwolf@martinwolf.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

SIPC

**Thank you for your payments**

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I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 0003, in the amount of $1,716.00 on or the next business day after 02/10/2025. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

**Reference #**
**B2504182079067**

**Payment Date**

02/10/2025

**SEC Registration No.**

8-51965

**Member Name**

MARTIN WOLF SECURITIES LLC

**Email Receipt to**

mwolf@martinwolf.com

**Payment Type**

Direct Payment

**Device Type**

Web

**Additional Comments**

**Routing Number**
*****5278

**Bank**

WELLS FARGO BANK NA (ARIZONA)

**Name on Account**

Martin Wolf Securities, LLC

**Payment Method**

Business checking ***0003

**Status**

Pending

**Total Payment Amount**

$1,716.00